Form 11-K
Annual report of employee stock purchase, savings and similar plans

Huntingdon Life Sciences, Inc. Savings and Investment Plan

Financial Statements and Supplementary Information

With

Report of Independent Registered Public Accounting Firm

For the Years Ended December 31, 2008 and 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to   .

COMMISSION FILE NUMBER 0-33505

______________

A. (Full title of the Plan)

Huntingdon Life Sciences, Inc.
Savings and Investment Plan

B. (Name of issuer of the securities held pursuant to the Plan)

Life Sciences Research, Inc.

(Address of principal executive office)

PO BOX 2360, METTLERS ROAD
EAST MILLSTONE
NJ 08875-2360
732-649-9961

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the Years
Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4 – 18

Supplemental Schedule*:

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) -
December 31, 2008	19

Signatures	20

Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm	21

*  Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of  Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Plan Administrator for
Huntingdon Life Sciences, Inc. Savings and Investment Plan

We have audited the accompanying statements of assets available for benefits of Huntingdon Life Sciences, Inc. Savings and Investment Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the assets available for benefits of the Plan as of December 31, 2008 and 2007, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of Huntingdon Life Sciences, Inc. Savings and Investment Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Hugh Scott, P.C.
Saddle Brook, New Jersey
July 8, 2009

1

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

See Accompanying Notes to Financial Statements.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

See Accompanying Notes to Financial Statements.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 - DESCRIPTION OF PLAN:

The following description of the Huntingdon Life Sciences, Inc. Savings and Investment Plan (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was established effective November 21, 1995. The Plan is a defined contribution plan covering all eligible employees of Huntingdon Life Sciences, Inc. and its participating affiliates, (the "Employer") who are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may elect to contribute any whole percentage between 1% and 50% of their pre-tax annual compensation not to exceed the Internal Revenue Service ("IRS") allowable amount, as defined in the Plan agreement; in 2008 and 2007, the maximum limit was $15,500. If any participant's compensation deferrals for a year exceed the maximum allowable for that year, the excess amount may be returned to the participant as taxable compensation.

The Plan permits participants who are older than 50 as of the beginning of the calendar year or who attain age 50 during the calendar year and are making the maximum Internal Revenue Code (the "Code") pre-tax contributions to make additional "Catch-up Contributions" of up to $5,000 for tax years beginning in 2008. Participants may also rollover amounts representing distributions from other qualified defined benefit and defined contribution plans.

The Employer makes matching contributions equal to seventy-five percent (75%) of the participant's deferrals that do not exceed six percent (6%) of the participant's annual eligible compensation with the exception of Catch-up Contributions.  If required, the Plan permits the Employer to make qualified non-elective contributions to correct failures of certain nondiscrimination testing required under the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) transfer contributions and rollover contributions, if any, and (c) Plan earnings and appreciation in the value of investments; and charged with (a) distributions made to the participant and (b) allocation of Plan losses and depreciation in the value of the investments and (c) allocation of participant account administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED):

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and therefore, provides that participants may choose to direct their contributions, including Employer matching contributions, and/or part of their account balance among any of the Plan's twenty-one (21) investment alternatives which include, Life Sciences Research, Inc. (the "Parent") common stock and the Self-directed brokerage accounts, as long as the investment alternative requirements, if any, are met.

Vesting

Participants are 100% vested immediately upon eligibility in their contributions, the Employer's contributions, and actual earnings thereon.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of: (a) $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the loan over the participant's current outstanding balance of loans; or (b) one-half of the present value of the accrued benefit of the employee under the Plan.  Participants may only have one (1) outstanding loan at any time.  Loans are secured and bear interest at rates ranging from 4.00% to 8.25% in 2008 and 2007.  Principal and interest are paid ratably through bi-weekly payroll deductions. All loans are repaid within a period of five years and have maturity dates ranging from January 2009 to December 2013.

Payment of Benefits After Termination of Employment

On termination of service due to death, disability or retirement, a participant may elect, with the consent of the Employer, to have their benefit paid as a lump sum, an annuity contract, or as installments over a specified period of time.  In the event of the death of a participant, 100% of the participant's account will be paid to their beneficiary.  In the event of total and permanent disability, 100% of the participant's account will be distributed to the participant.  A participant may request early payment of their benefit upon separation of service, before retirement, death or disability, or once reaching age 59 ½.

Forfeited Accounts

Forfeited accounts may be used to reduce future Employer matching contributions, pursuant to the Plan document. The balance in the forfeiture account totaled $1,639 and $1,585 at December 31, 2008 and 2007, respectively.  Forfeitures in the amount of $0 and $1,641 were utilized to reduce Employer contributions during 2008 and 2007, respectively.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position ("FASB"), FSP AAG INV-1 and AICPA Statement of Position 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the statements of assets available for benefits presents the fair value of the Plan's investment contracts as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  As of December 31, 2008 and 2007, fair value approximates contract value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Pooled separate accounts are measured by using net unit value and are based on quoted redemption value of the underlying investments on the last business day of the year. The Guaranteed income fund is valued at the fair market value of the underlying investments. Shares of Mutual funds, investments under the Self-directed brokerage option and shares of the Parent common stock of the Plan are valued at published market prices, which represent the net asset value of shares held by the Plan at December 31, 2008 and 2007. Participant loans are valued at their outstanding balances which approximates fair value.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Investment Valuation and Income Recognition (Continued)

Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value. Purchases and sale of securities are reflected on a trade-date basis.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant's individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant's individual account.

As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value.

The Plan adopted FSP AAG-INV-1 in 2007 for the Plan's Guaranteed income fund, which is presented on the statements of net assets available for benefits.

Management fees and operating expenses charged to the Plan for investment options are deducted from income earned on a daily basis and are reflected as a reduction on net (depreciation) appreciation in fair value of investments.

Net Change in Fair Value of Investments

The Plan presents, in the statement of changes in net assets available for benefits, the net change in the fair value of its investments, which consists of the realized gains or losses and the net unrealized increase (decrease) on those investments.

Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement applies whenever other accounting pronouncements require or permit fair value measurements. Refer to Note 4, Fair Value Measurements, for the required disclosures under SFAS 157.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Risks and Uncertainties

The Plan has made available through Prudential Retirement Insurance and Annuity Company ("PRIAC") and Prudential Bank & Trust F.S.B., various investment options.  These investment options are exposed to various risks, such as interest rate, market and credit risk. Management believes that PRIAC maintains the Plan's investments with high credit quality institutions and attempts to limit the credit exposure to any particular investment. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' balances and the amounts reported in the statements of net assets available for benefit and the statement of changes in net assets available for benefits.  The Plan permits every participant to direct the investment of their account balances under the Plan.

The Parent common stock investments are subject to various risks including concentration risk since the fund is primarily determined by the performance of the Parent common stock. At December 31, 2008 and 2007, the Plan held 395,975 and 386,144 shares, respectively, of common stock of the Parent, the ultimate owner of the sponsoring Employer, with a fair value of $3,722,165 and $7,761,500, respectively, (28.08% and 40.66% of total assets, respectively).

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

The costs and expenses of administrating the Plan are paid by Plan participants with the exception of quarterly fees to the Plan, document services and on-site meetings. Such charges are paid by the Employer. Administrative expenses incurred by the Plan include loan fees charged directly to the participants' accounts and investment management fees which are netted against investment returns.

Reclassifications

Certain amounts in the Plan year 2007 financial statements have been reclassified to conform to the Plan year 2008 presentation, with no effect on the net assets available for benefits.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Recently Pronounced Accounting Standards

In April 2009, the FASB issued FSP No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly . This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan's net assets available for benefits or changes therein.

In December 2008, the FASB issued FSP 132(R)-1, Employers' Disclosures about Postretirement Benefit Plan Assets ("FSP 132(R)-1"), which provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan.  FSP 132(R)-1 requires disclosure of investment allocation methodologies and information that enables users of financial statements to assess the inputs and valuation techniques used to develop fair value measurements of plan assets in order to provide users with an understanding of significant concentrations of risk in plan assets.  FSP 132(R)-1 is effective for years ending after December 15, 2009.  FSP 132(R)-1 requires additional disclosure only and therefore, will not impact the Plan’s results of operations or financial position.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles.  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles.  SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles."  The Plan does not expect the adoption of SFAS No. 162 to change its current practice nor does the Plan anticipate an effect on the Plan's results of operations or financial position.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 3 - INVESTMENTS:

The following table presents investments that represent 5% or more of the Plan's net assets as of December 31, 2008 and 2007:

Total investment (loss) income for the year ended December 31, 2008 and 2007 is as follows:

Net (depreciation) appreciation in fair value of investments by fund for the year ended December 31, 2008 and 2007 is as follows:

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 3 - INVESTMENTS (CONTINUED):

Assets held for the years ended December 31, 2008 and 2007, at fair value is as follows:

Investment Funds Name Change:

Effective August 20, 2008, the following fund name change occurred:
•	Balanced/Wellington Management, SSGA fund changed its name to the Balanced/Wellington Management, PIM fund.

Effective April 4, 2008, the following fund name changes occurred:
•	Lifetime20 fund changed its name to Lifetime Aggressive growth fund;
•	Lifetime30 fund changed its name to Lifetime growth fund;
•	Lifetime40 fund changed its name to Lifetime balanced fund;
•	Lifetime50 fund changed its name to Lifetime conservative fund;
•	Lifetime60 fund changed its name to Lifetime income and equity fund.

Effective June 2, 2008, the following investment options were added to/removed from the Plan:
•	American Century real estate fund (replaced Cohen & Steers realty fund)
•	Core Bond Plus/PIMCO fund (replaces Core Bond/BSAM Fund)

Effective June 2, 2008, the following investment options were added to the Plan:
•	Self-directed brokerage account
•	Thornberg International value fund

Effective July 29, 2008, the following investment options were added to the Plan:
•	Income flex – for participants age 50 or above

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 4 - FAIR VALUE MEASUREMENTS:

Effective January 1, 2008, the Plan implemented FASB 157, Fair Value Measurements. FASB 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FAS 157 are described below:

Basis of Fair Value Measurements

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables present by level, within the fair value hierarchy, the Plan investment assets at fair value, as of December 31, 2008. As required by FASB 157, investment assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

Total Plan investment assets at fair value classified within Level 3 were $7,369,166, as of December 31, 2008, which primarily consists of the Plan's Pooled separate accounts, Guaranteed income fund, and Participant loans.  Such amounts were approximately fifty-six percent (56%) of total investment assets on the Plan's statements of net assets available for benefits at fair value as of December 31, 2008.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED):

Below are the Plan's financial instruments carried at fair value on a recurring basis by the FAS 157 fair value hierarchy levels:

Valuation techniques for Level 3 inputs included:
•
Estimated fair values of the participation units owned by the Plan in Pooled separate accounts are based on quoted redemption values, as determined by the record keeper, on the last business day of the Plan year. Pooled separate accounts are accounts established by the Trustee solely for the purpose of investing the assets of one or more plans. Funds in a separate account are not commingled with other assets of the Trustee for investment purposes.

•
Guaranteed income fund held by the Plan based upon estimated returns of non-public investment vehicles unrelated to outside market measurements, issuer and management's estimate of the present value of future cash flows arising from the contract.

•	Participant loans based upon stated interest rates, payment history, collateralization and default rates of participant loans held by the Plan.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED):

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investment assets for the year ended December 31, 2008. As reflected in the tables below, the net unrealized loss on Level 3 investment assets was $2,248,481 and was primarily related to the net unrealized loss on the Pooled separate accounts held by the Plan.

NOTE 5 - INVESTMENT CONTRACT WITH INSURANCE COMPANY:

The Guaranteed income fund is a stable value fund that invests in diversified portfolio of fully benefit-responsive investment contract issued by insurance companies, banks and other financial institutions. The Plan entered into a benefit-responsive investment contract with PRIAC. PRIAC maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The contract is included in the financial statements at contract value as reported to the Plan by PRIAC.  The guaranteed income fund issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 5 - INVESTMENT CONTRACT WITH INSURANCE COMPANY (CONTINUED):

As described in Note 2, because the Guaranteed income fund is fully benefit-responsive, contract value is the relevant measurement attribute the net assets available for benefits attributable to the guaranteed income fund.  Contract value, as reported to the Plan by PRIAC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.

At December 31, 2008 and 2007, the contract value is estimated to approximate fair value. The fair value of the investment contract at December 31, 2008 and 2007 was $1,530,060 and $1,114,903, respectively. The average yield on the contract was 3.55% and 3.75% for 2008 and 2007, respectively.  The asset charges at December 31, 2008 and 2007 were 1.00% and .50%, respectively. The average net crediting interest rate was approximately 3.36% and 3.20% for 2008 and 2007, respectively.

Minimum Interest Rates
The crediting interest rates are reviewed on a semi-annual basis for resetting but cannot be less than 1.50%.  Interest is credited to participant accounts using the single portfolio rate approach whereby a discrete contractual interest rate is applied to all contributions during the period, regardless of the timing of the receipt of the contributions during such period. The crediting net interest rate is based on a formula agreed by the issuer.

Terminations at other than Contract Value
The contracts are evergreen contracts that contain terminating provisions.  There are no events that allow PRIAC to terminate the contract and require the Employer to settle at an amount different than Contract Value.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

The Form 5500 for the year ended December 31, 2008 and 2007 have been prepared on the cash basis of accounting, which is another comprehensive basis of accounting.  The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Schedule H of Form 5500:

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED):

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2008 and 2007 to Schedule H of Form 5500:

NOTE 7 - PLAN TERMINATION:

Although the Employer has not expressed any intent to do so, the Employer has the right, under the Plan Agreement, to amend any or all provisions of the Plan, as well as discontinue contributions and terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants are 100% vested in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

NOTE 8 - TAX STATUS:

The Plan received a favorable tax determination letter from the IRS dated  September 4, 2001, which states that the Plan as then designed, qualifies under the applicable provisions of the IRC and that is therefore exempt from federal income taxes. The Plan has been amended since receiving this determination letter. In the opinion of the Employer and the Plan's tax counsel, the Plan continues to meet the IRC requirements and is currently operating such that its exempt status has been maintained.  Accordingly, no provision for income taxes has been included in the accompanying financial statements.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 9 - RELATED PARTY TRANSACTIONS:

Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust F.S.B. are the Trustees of the Plan and receive compensation for their services, which is paid by the Employer.  Additionally, they receive payment of certain transactional costs directly from participants during the year.  As such, they are considered parties-in-interest and the transactions have been determined to be non-prohibitive party-in-interest transactions as defined by ERISA.

At December 31, 2008 and 2007, the Plan held 395,975 and 386,144 shares, respectively, of common stock of the Parent, the ultimate owner of the sponsoring Employer, with a fair value of $3,722,165 and $7,761,500, respectively.

Certain employees and officers of the Employer, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

NOTE 10 - SUBSEQUENT EVENTS:

Plan Amendments

Effective March 28, 2009, the Plan has been amended to reflect a discretionary match instead of a fixed uniform rate match.

New and Replaced Investment Options

The following Plan investment options were changed:
•	Effective April 3, 2009, SA/Waddell & Reed Accumulative Strategy replaced Waddell & Reed Adv Accumulative (a).
•	Effective April 17, 2009, SA/Janus Balanced Strategy replaced Janus Adviser Balanced (Class S Shares).
•	Effective April 24, 2009, SA/AIM Small Cap Growth Strategy replaced AIM Small Cap Growth A.

These new pooled separate accounts will invest in a portfolio of securities, as opposed to shares of a mutual fund.

Market Conditions

Changes in investment returns can have a significant effect on the Plan.  Since December 31, 2008, U.S. and world markets have continued to experience significant volatility. Management is monitoring investment market conditions and the impact such volatility is having on the Plan's investment portfolio. Due to the activity of the financial markets as of the date of this report, there is uncertainty regarding the impact which continued volatility may have on the Plan's investment portfolio.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 10 - SUBSEQUENT EVENTS (CONTINUED EVENTS):

Agreement and Plan of Merger

As of July 8, 2009, the Parent entered into an agreement and plan of merger ("Merger Agreement") with Lion Holdings, Inc. and Lion Merger Corp.  Under the terms of the Merger Agreement, the Parent common stockholders will receive $8.50 in cash for each outstanding share of the Parent common stock.  Management expects the Merger Agreement to close in the fourth quarter of 2009 and will have a material effect on the Plan's operations and its financial statements in fiscal 2009.

SUPPLEMENTAL SCHEDULE

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
EIN:  22-3405025, PLAN #:  001
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
FORM 5500, SCHEDULE H, PART IV, LINE 4i
DECEMBER 31, 2008

* Represents a non-prohibitive party-in-interest as defined by ERISA

See Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huntingdon Life Sciences, Inc. Savings and Investment Plan
(Name of the Plan)

By: /s/ Mark Bibi

__________________________________________
Secretary and General Counsel

Date:  July 8, 2009